Korea Electric Power Corporation (“KEPCO”) announces its un-audited and preliminary financial results for the nine-month periods ended September 30, 2005 and 2004 as follows.

Preliminary KEPCO and GENCOs’ Consolidated Financial Results for the Third Quarter of 2005 and 2004

	From Jan. 1, 2005	From Jan. 1, 2004	Year on Year
(Unit: in billions of Korean Won)	Through Sep. 30, 2005	Through Sep. 30, 2004	Change
Operating revenues:	18,969	17,875	-5.8%

Sale of electric power	18,587	17,600	-5.3%
Other operating revenues	294	193	-34.4%
Revenues for other businesses	88	82	-7.1%
Operating expenses:	15,022	13,745	-8.5%

Fuel	5,850	5,372	-8.2%
Power purchased for resale	1,025	1,028	0.3%
Labor	1,305	1,096	-16.0%
Retirement Benefit	140	96	-31.8%
Maintenance	1,143	1,156	1.2%
Depreciation	3,756	3,423	-8.9%
Commission	450	416	-7.5%
Other operating expenses	1,262	1,077	-14.7%
Expenses for other businesses	91	82	-10.0%
Operating income	3,948	4,130	4.6%

Other income:	792	961	21.2%

FX gain	197	377	91.0%
Investment income from affiliates	113	164	45.4%
Other	482	420	-12.9%
Other expenses:	802	881	9.9%

Interest expenses	459	550	19.7%
FX loss	30	8	-72.2%
Investment loss from affiliates	21	—	—
Other	292	324	10.7%
Income before tax	3,938	4,209	6.9%

Provision for income tax	1,351	1,512	11.9%

Net income	2,587	2,698	4.3%

Disclaimer:
The financial numbers of Korea Electric Power Corporation (“KEPCO”) and its six-generation subsidiaries (“GENCOs”) as presented above are not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of GENCOs, after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to KEPCO management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial statement may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO and GENCOs.